UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment #1)*

SIGNATURE LEISURE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

826698 10 2

(CUSIP Number)

Valdemar Castro
1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP #   826698 10 2

---

1. Names of reporting persons. IRS identification nos. of above persons (entities only).
       Valdemar Castro

2. Check the appropriate box if a member of a group.
   (a)
   (b)

3. SEC Use Only

4. Source of Funds   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization   United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power	1,000,040
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,000,040
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned By Each Reporting Person
        1,000,040

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)   2.8 %

14. Type of Reporting Person
        IN

Item 1.   Security and Issuer
Common stock, .001 par value, of Signature Leisure, Inc. which has its
principal offices at, 1180 Spring Centre South Blvd., Suite 310,
Altamonte Springs, Florida 32714.

Item 2.   Identity and Background

(A) Valdemar Castro

(B) 1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714

(C) Shareholder of Valde Connections, Inc.,
1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714

(D) During the past five years, such person has not been convicted in a criminal
proceeding (excluding traffic violations or similar misdemeanors).

(E) During the past five years, such person was not a party to a civil proceeding or a
judicial or administrative body of competent jurisdiction as a result of which he was
or is subject to a judgement, decree or final order enjoining future violations of, or
prohibition or mandating activities subject to Federal or State Securities laws or
finding any violations with respect to such laws.

(F) U.S. Citizenship

Item 3.   Source and Amount of Funds or Other Consideration
The source of all funds for the transaction described herein was personal funds.
The amount of funds used for the transaction described herein was $5,000.

Item 4.   Purpose of the Transaction

Valdemar Castro, as a shareholder of Signature Leisure, Inc. (formerly, Valde
Connections, Inc.) has disposed of 1,000,000 shares of the capital stock of that company,
in a private transaction with Stephen W. Carnes, President and a Director of Signature
Leisure, Inc. The purpose of the transaction by Valdemar Castro with Stephen W. Carnes
was to reduce the individual holdings of Valdemar Castro. The subject transaction
resulted in a decrease in the total number of shares of common stock owned by Valdemar
Castro from 2,000,040 to 1,000,040.

Item 5.   Interest in Securities of the Issuer

(A) 1,000,040 shares, constituting 2.8% of the outstanding common stock of the issuer.

(B) Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by
reference.

(C) Valdemar Castro made the following transaction with Stephen W. Carnes:

On August 13, 2003, Valdemar Castro, a shareholder of Signature Leisure, Inc.
(formerly, Valde Connections, Inc.) did dispose of 1,000,000 shares of the securities
of that company, through the sell of such securities to Stephen W. Carnes, President
and a Director of Signature Leisure, Inc.

Item 6.   Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer
Valdemar Castro has no contract, arrangement, understanding or relationship with any
other person with respect to any securities of the issuer, including, but not limited to the
transfer or voting of any such securities, puts or calls, guarantees or profits, division of
profits or loss or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003	
Date	
\s\ Valdemar Castro	
Signature Valdemar Castro	
An Individual	